

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Maxim Melnikov
Chief Executive Officer
Cian PLC
64 Agiou Georgiou Makri
Anna Maria Lena Court, Flat 201
Larnaca, 6037
Cyprus

> **Re: Cian PLC**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 28, 2021**
> **File No. 333-260218**

Dear Mr. Melnikov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 68

1. We note your disclosure that approximately $27.1 million of the net proceeds will be used to repay the obligations outstanding under your Phantom Share Program. Please revise to clarify how you arrived at the $27.1 million. In this regard, your disclosures on page 167 appear to indicate that you expect approximately $20.4 phantom shares to your CEO and CFO will be settled in cash. You also refer to $15.3 million related to other employee phantom shares in which you cannot estimate with certainty whether employees will opt to settle in cash or ordinary shares. Also, please revise your disclosures here to address the $15.3 million potential cash settlements.

Capitalization, page 70

2.   We note your disclosure on page 70 that a portion of the net proceeds will be used to repay obligations of your Phantom Share Program and that this program will be terminated upon effectiveness. Please revise to provide pro forma disclosures addressing the potential scenarios if the participants settle in cash or choose to settle in shares. Pro forma EPS information should be provided for the various scenarios. Refer to Article 11-02(a)(10) of Regulation S-X.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart